The 2023 ETF Series Trust

234 West Florida Street, Suite 203

Milwaukee, WI 53204

December 16, 2025

VIA EDGAR TRANSMISSION

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	The 2023 ETF Series Trust (the “Trust”)
Post-Effective Amendment No. 14 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-272579, 811-23883

 Dear Mr. Cowan:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on December 1, 2025, with respect to the Amendment and the Trust’s proposed new series, the Harrison Street Infrastructure Active ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	Consistent with the Fund’s concentration risk disclosure and Fundamental Investment Restrictions disclosure in the SAI, please also include disclosure in the Fund’s principal investment strategies disclosure indicating that the Fund will concentrate its investments in infrastructure companies:

Response: The Fund has added the requested additional disclosure to its principal investment strategies disclosure.

2.	In the Fund’s fee and expense table, the staff notes that there is a line item for acquired fund fees and expenses (AFFE). If applicable, in the Fund’s principal investment strategies disclosure, please clarify whether and how the fund will invest in other funds.

Response: The Fund has removed the AFFE line item from the fee and expense table.

3.	In the Second Paragraph of the Fund’s principal investment strategies disclosure, with respect to the sentence stating, “[g]enerally, Harrison Street seeks to invest in companies that exhibit stable and growing earnings and cash flows and attractive intrinsic and/or relative value.” Please revise this sentence to more plainly describe what is meany by “attractive intrinsic and/or relative value.”

Response: The Fund acknowledges that Staff’s comment and has revised the relevant sentence as follows:

Generally, Harrison Street seeks to invest in companies that it believes are attractively valued, based upon metrics such as relative price to earnings and price to cash flow multiples.

4.	In the Fund’s Principal Risk Factors section, in the “Emerging Markets Risk” disclosure, consider adding additional language addressing the increased potential for market manipulation. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Fund acknowledges that Staff’s comment and has supplemented the current Emerging Markets Risk disclosure with additional text (underlined below for emphasis):

Emerging Markets Risk. The Fund may invest directly or indirectly, via ADRs, in securities issued by companies domiciled or headquartered in emerging market nations. Investments in securities traded in developing or emerging markets, or that provide exposure to such securities or markets, can involve additional risks relating to political, economic, currency, or regulatory conditions not associated with investments in U.S. securities and investments in more developed international markets. Such conditions may impact the ability of the Fund to buy, sell or otherwise transfer securities, adversely affect the trading market and price for Fund Shares and cause the Fund to decline in value. Differences in regulatory, accounting, auditing, and financial reporting and recordkeeping standards could impede the Adviser’s ability to evaluate local companies and impact the Fund’s performance. Investments in securities of issuers in emerging markets may also be exposed to risks related to a lack of liquidity, greater potential for market manipulation, issuers’ limited reliable access to capital, and foreign investment structures. Additionally, the Fund may have limited rights and remedies available to it to pursue claims against issuers in emerging markets.

5.	The Principal Investment Strategies disclosure responding to Item 9 of Form N-1A (i.e., the Additional Information About the Fund – Principal Investment Strategies section of this prospectus) should generally be an expansion of summary discussion of the Fund’s Principal Investment Strategies responding to Item 9 of Form N-1A. Please consider revising the relevant disclosure accordingly.

Response: As required by Item 4 of Form N-1A, the Fund’s summary prospectus describes the Fund’s principal investment strategies. Additional information associated with the Fund’s principal investment strategies is described within the statutory prospectus. General Instruction C.(3)(a) of Form N-1A provides that “[i]information that is included in Items 2 through 8 need not be repeated elsewhere in the prospectus.” The Registrant submits that the principal investment strategies disclosed in response to Item 4 need not be identified again in response to Item 9(b). Accordingly, the Registrant respectfully submits that no revisions are necessary.

If you have any questions or require further information, please contact Jonathan Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Lissa Richter

Lissa Richter

Secretary of the Trust

The 2023 ETF Series Trust